Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 90 to Registration Statement No. 002-86711 on Form N-1A of our report dated December 19, 2008 relating to the financial statements and financial highlights of Fidelity Advisor Series VIII, including Fidelity Advisor International Capital Appreciation Fund and Fidelity Advisor Emerging Markets Fund; of our report dated December 23, 2008 for Fidelity Advisor Europe Capital Appreciation Fund, each appearing in the Annual Report on Form N-CSR of Fidelity Advisor Series VIII for the year ended October 31, 2008, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Boston, Massachusetts

February 19, 2009